May 8, 2012

VIA EDGAR CORRESPONDENCE

Michelle Roberts

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE:	Thrivent Series Fund, Inc. N-14
1933 Act File No. 033-03677

Dear Ms. Roberts:

Thank you for taking the time to talk with me regarding your comments to the registration statement on Form N-14 of Thrivent Series Fund, Inc. (the “Registrant”) filed on April 4, 2012 (the “Registration Statement”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

General Comments

1.	Disclose whether the consummation of any reorganization is contingent upon any other reorganization.
None of the reorganizations are contingent upon any other of the reorganizations.

2.	If Registrant will incorporate the 4/30/12 prospectus in this filing, please indicate as such.
Registrant will incorporate the 4/30/12 prospectus in the N-14.

Question & Answer Sections

1.	Check globally that each Portfolio is correctly identified throughout the filing as diversified or non-diversified.
Registrant will revise the N-14 to ensure accuracy.

2.	In the comparison of the Thrivent Mid Cap Growth Portfolio and Thrivent Mid Cap Growth Portfolio II, Registrant states that the investment objectives are similar on page 134 and states that the investment objectives are the same on page 135. Please revise.
The investment objectives of the Thrivent Mid Cap Growth Portfolio and Thrivent Mid Cap Growth Portfolio II are identical. Registrant will revise the N-14 accordingly.

Accounting

1.	If applicable, explain that the Portfolios are expected to incur brokerage and other transaction costs. Provide estimates of such costs. The amount of such costs should be shown as an adjustment in the capitalization table, reducing net assets of the combined Portfolio. Please explain any adjustments in the footnotes to the table.
Registrant will evaluate to determine the applicability of this comment and will make changes as appropriate.

2.	The financial highlights should be included in the filing or incorporated by reference.
Registrant will incorporate the financial highlights in the filing by reference.

3.	In all but the merger relating to the Thrivent Partner International Stock Portfolio, please explain which Portfolio will be the surviving entity for accounting purposes.
The accounting survivors of each merger will be the named survivor. The Portfolios that will be the survivors for accounting purposes are Thrivent Income Portfolio, Thrivent Diversified Income Plus Portfolio, Thrivent Worldwide Allocation Portfolio, Thrivent Large Cap Growth Portfolio, and Thrivent Mid Cap Growth Portfolio.

Other

1.	In the capitalization tables for the Thrivent Large Cap Growth Portfolio merger, the Thrivent Mid Cap Growth Portfolio merger, and the Thrivent Partner International Stock Portfolio merger, the reorganization expenses expected to be paid should be shown as adjustments to the net assets in the combined Portfolio. Explain the adjustments in the footnotes to the table.
Registrant will revise the N-14 as described in this comment.

2.	Please confirm the total return for 2011 for the Thrivent Large Cap Growth Portfolio (-5.27 v. -5.42).
Registrant has confirmed that the total return for 2011 was -5.42.

3.	Please confirm the high and low returns of each Portfolio on page 142. They appear to be reversed.
Registrant inadvertently reversed the high and low returns. Registrant will correct the returns in the next filing.

Pro Forma Financial Statements

1.	Please confirm that the net assets of the Thrivent Partner Utilities Portfolio did not exceed 10 percent of net assets of the Thrivent Diversified Income Plus Portfolio within 30 days of the filing date of the N-14.
Registrant confirmed that the net assets of the Thrivent Partner Utilities Portfolio did not exceed 10 percent of the net assets of the Thrivent Diversified Income Plus Portfolio within 30 days of the filing date of the N-14.

2.	For the pro forma Statement of Assets and Liabilities and pro forma Schedule of Investments, the net assets of the combined Portfolio should be reduced by reorganization expenses and any repositioning costs expected to be paid by the combined Portfolio. Explain any adjustments in the footnotes.
Registrant will revise the N-14 accordingly.

3.	Footnote 9 to the Statement of Operations describes the expense cap applicable to the Acquiring Portfolio as .94%. It appears that the current expense cap is 1.0% through 4/30/12. If the cap will change, disclose the change and terms in footnote 3(c).
Registrant will disclose the change and terms in footnote 3(c).

4.	The pro forma Schedule of Investments should be marked unaudited.
Registrant will revise the N-14 accordingly.

5.	In the notes to the financial statements, include a note describing the tax status of the surviving Portfolio. For example, explain that no provision for income taxes will be made because the portfolio intends to be treated as a RIC under the Internal Revenue Code and intends to distribute substantially all taxable income and net capital gain.
Registrant will include a note describing the tax status of the surviving Portfolio in the N-14.

Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5168.

Thank you,

/s/ Rebecca A. Paulzine

Rebecca A. Paulzine